September 4, 2007

Via EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Dear Mr. Cash:

Progressive Gaming International Corporation (the “Company” or “PGIC”), hereby submits the responses set forth below to your Comment Letter to the Company dated August 8, 2007 (the “Comment Letter”) pertaining to the following filings:

1. Form 10-K for the Fiscal Year Ended December 31, 2006; and

2. Form 10-Q for the Fiscal Quarter Ended March 31, 2007

The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comments, followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2006

General

Comment 1. In your risk factors on page 23, you mention that during the 4th quarter of 2006, you changed the method of accounting for revenue recognition for a strategic licensing agreement based upon recommendation by the PCAOB and the OCA. Please supplementally tell us what impact this change in accounting method had on your financial statements.

Response 1. The Risk Factor disclosure in the Staff’s comment refers to a License and Development Agreement, dated August 6, 2004, between the Company and a customer (the “Agreement”). The change in accounting method relates to the accounting for a portion of the Agreement for $4 million in non-refundable, recoupable payments to be paid to the Company by the customer. Under the Agreement, these payments would be recoupable against (1) any royalties due to the customer under the agreement, and (2) as a credit against any purchase by the customer of any products from the Company through August 6, 2010.

The Company had originally applied the subscription method of accounting to the $4 million recoupable consideration, by analogy to SOP 97-2, “Software Revenue Recognition”. On September 26, 2006, the PCAOB provided BDO Seidman with a draft comment pertaining to the 2004 Agreement whereby the PCAOB questioned the accounting treatment applied by the Company with respect to the $4 million in non-recoupable payments. On December 8, 2006, the Company consulted with the Accounting Group – Interpretation, Office of the Chief

Mr. John Cash

September 4, 2007

Accountant (“OCA”) in regards to this matter. In connection with this consultation, the Staff indicated that the earnings process likely would be viewed as complete only when these payments were recouped against 1) future product deliveries to the customer or (2) royalties earned from the customer under the Agreement. The accounting treatment suggested by the Staff for this portion of the Agreement differed from the subscription method of accounting that was applied by the Company. Accordingly, the Company prepared an analysis to determine whether there was a material impact to the Company’s financial statements that would result from the application of the accounting method suggested by the Staff.

The Company prepared an analysis of the potential misstatement of revenues, earnings and deferred revenues on its financial statements for the fiscal years ending December 31, 2004 and 2005, and the nine months ended September 30, 2006, and for all quarterly periods contained therein, using the principles of SAB 99, “Materiality” and SAB 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”. In preparing this analysis, the Company based its evaluation on all relevant qualitative and quantitative factors. As a result of this analysis, the Company concluded that the impact of this change in accounting was not material to the Company’s previously reported financial statements for the referenced periods.

For reporting periods beginning with the quarter ended December 31, 2006, the Company changed its method of accounting for this portion of the transaction from the subscription method of accounting to the method of accounting suggested by the OCA. The change in accounting resulted in a decrease in revenues of $151,000 in the quarter ended December 31, 2006. This adjustment was reflected in reported financial information for this period.

Management’s Discussion and Analysis, page 39

Comment 2. In future filings, please quantify the impact of each factor you identify when multiple factors contribute to fluctuations in your revenue, gross profit, selling, general and administrative expenses, research and development expenses and depreciation and amortization. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you should quantify the impact on revenue of changes in your installed base and changes in fees. See Item 303(A)(3) of Regulation S-K and Section 501 of the Codification of Financial Reporting Policies for guidance.

Response 2. The Company will revise future filings as requested.

Comment 3. We note that your disclosure does not include a discussion of your segment profit or loss from operations before income taxes. In this regard, please revise future filings to include a discussion of changes in the components of your segment profit and loss for each of your two reportable segments. See item 303(A) of Regulation S-K for guidance.

Response 3. The Company will revise future filings as requested.

Liquidity and Capital Resources, page 45

Comment 4. Please revise future filings to provide an analysis of the changes seen on your cash flow statement when comparing the current year to the prior year for each category of cash flows. For example, your discussion of operating cash flows should explain the reasons for material changes in non-cash items, as well as significant fluctuations in working capital items as applicable. Please refer to Section IV.B. of Release No 33-8350, Interpretation — Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Mr. John Cash

September 4, 2007

Response 4. The Company will revise future filings as requested.

Comment 5. In future filings, please revise your liquidity and capital resources section to include disclosure of the most restrictive debt covenants contained in your senior secured notes and credit facility and your compliance with them, quantified, to the extent applicable.

Response 5. The Company will revise future filings as requested.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 62

Acquisition and Divestitures, page 62

Comment 6. Please supplementally provide to us your analysis of how you determined that the sale of the interior sign division in 2005 did not require presentation as a discontinued operation under paragraph 42 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Please refer to EITF 03-13.

Response 6. The Company concluded that the sale of the interior sign division did not require presentation as a discontinued operation after considering the guidance in paragraph 42 of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and in EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”.

Paragraph 42 of SFAS 144 states that the results of operations of a component of an entity that either has been disposed of or is held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows have been (or will be) eliminated from the operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

EITF 03-13 provides a model for evaluating (a) which operations and cash flows are to be considered in determining whether operations and cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement. The model begins with guidance for determining whether continuing cash flows are expected to be generated between the ongoing entity and the disposed component. If continuing cash flows exist or are expected to exist, then the nature (direct or indirect) and significance of the continuing cash flows should be determined. The model also provides guidance for evaluating whether continuing involvement with the disposed component constitutes significant continuing involvement.

The Company evaluated the terms and conditions of the sale of the interior sign division (the “disposed component”) to determine whether the criteria in paragraph 42 of SFAS 144 were met, and determined that (a) there would be continuing significant direct cash flows as a result of a continuation of activities between the disposed component and the Company, and (b) the Company would have significant continuing involvement in the operations of the component after the disposal transaction. These conclusions were based upon the following arrangements that were entered into in conjunction with the disposal:

•

The Company and the disposed component entered into a three-year Manufacturer’s Supply Agreement, under which the disposed component agreed to purchase electronics from the Company, and the Company agreed to purchase assembly, testing, shipping and warehousing services from the disposed component.

•

The Company and the disposed component entered into a Transition Services Agreement, under which the Company, in exchange for cash consideration to be paid by the disposed component, would provide certain operational and administrative services to the disposed component for at least six months following the sale, including facilities, information technology, and similar support services.

Mr. John Cash

September 4, 2007

•	The Company retained a 1% minority interest in the disposed component, and holds a seat on its board of directors.

Nonmonetary Exchanges, page 65

Comment 7. Please supplementally explain to us the facts and circumstances regarding your two barter transactions accounted for under SFAS 153, Exchanges of Nonmonetary Assets.

Response 7.

License and Development Agreements between the Company and Developer

In September 2005, the Company entered into two agreements with a gaming developer (the “Developer”). The first involved the license of the Company’s legacy slot operating system (the “License Agreement”). The Developer licensed this intellectual property for use in its own slot machine leasing operation. The Company also entered into a separate agreement with the Developer to develop game titles for the Company’s new server-based wagering system (the “Development Agreement”). The two arrangements were negotiated separately during different periods and related to separate business purposes. However, because they were executed during the same quarterly period, Company management analyzed the accounting for the arrangements under the provisions of SFAS 153, “Exchanges of Non-Monetary Assets”.

Paragraph 2 of SFAS 153 states that a non-monetary exchange shall be recorded at cost if any of the following conditions apply:

a.	Fair Value Not Determinable. The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits (paragraph 25).
b.	Exchange Transaction to Facilitate Sales to Customers. The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.
c.	Exchange Transaction That Lacks Commercial Substance. The transaction lacks commercial substance (paragraph 21). Commercial substance is defined in SFAS 153 and related literature as follows:
1)	The configuration (risk, timing and amount) of the future cash flows of the assets received differs significantly from the configuration of the future cash flows of the assets transferred.
2)	The entity-specific value of the assets received differs from the entity-specific value of the assets transferred, and the difference is significant in relation to the fair values of the assets exchanged.

The Company analyzed the transactions and concluded that the conditions in criteria (a) were met since fair value could not be established for the asset received nor the asset relinquished. The Company believes that the conditions in criteria (b) and (c) did not apply. However, since criterion (a) was met, the Company was required to account for the transaction at historical cost. As a result, the amounts due under the License Agreement were recorded in Other Long Term Assets in the Company’s consolidated balance sheet at September 30, 2005. The fees paid by the Company for the Development Agreement were directly offset against the amounts due under the License Agreement included in Other Long Term Assets.

Sublicense Agreement and Patent Agreement between the Company and a Supplier

The Company also entered into two separate arrangements with a gaming supplier (the “Supplier”). Under the first agreement, the Company purchased the sublicense rights for its existing legacy slot operating system from the Supplier (the “Sublicense Agreement”). Additionally, the Company licensed a patent to the Supplier (the “Patent Agreement”). The arrangements were negotiated at separate times for separate business purposes. However, because they were signed during

Mr. John Cash

September 4, 2007

the same quarterly period, Company management analyzed the agreements using the principles of SFAS 153.

The Company concluded that criterion (a) in paragraph 2 of SFAS 153 did not apply since the fair value could be established for the Patent Agreement. APB 29, “Accounting for Nonmonetary Transactions”, paragraph 25 states that the fair value of a non-monetary asset transferred to or from an enterprise in a non-monetary transaction should be determined by referring to estimated realizable values in cash transactions of the same or similar assets, quoted market prices, independent appraisals, estimated fair value of assets or services received in exchange, and other available evidence. The Company established the fair value of the patent through third party valuations and prior license arrangements with other suppliers.

The Company also concluded that criterion (b) in paragraph 2 of SFAS 153 did not apply since the transaction was not an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.

The Company concluded the criterion (c) in paragraph 2 of SFAS 153 did not apply since the cash flows exchanged differed significantly in amount and the assets exchanged had significant differences in relation to their relative fair values.

Since none of the conditions of paragraph 2 of SFAS 153 applied to the transactions, the Company determined that the transactions should be accounted for at fair value. The license fees from the Patent Agreement were recorded as revenues and the purchase of the sublicense rights was recorded in other long term assets in the consolidated financial statements for the quarter ended September 30, 2005. Subsequent to the issuance of the Company’s unaudited condensed consolidated financial statements for the quarter ended September 30, 2005, the Company determined that the sublicense rights should be classified as a gain rather than revenues. As a result, the Company restated its Form 10-Q for the quarter ended September 30, 2005.

Note 2 – Acquisitions, page 69

Comment 8. We note that you have allocated $18.1 million and $22.2 million of the purchase prices of the VirtGame and EndX acquisitions, respectively, to goodwill. Please supplementally explain to us the factors that contributed to this very significant portion of each purchase price being allocated to goodwill.

Response 8. The Company’s acquisitions of VirtGame and EndX during 2005 were a key part of the execution of the Company strategic plan, announced in late 2004, to reposition its business to focus solely on technology and games content.

VirtGame Corp. was a provider of open architecture gaming software primarily focused on the delivery of central server-based slot games and centrally managed sports betting. The Company expects the gaming industry will eventually shift from traditional, stand-alone slot games to central server-based gaming, and its primary objective in acquiring VirtGame was to obtain VirtGame’s developed core technology for server based gaming. The Company purchased VirtGame to advance the technologies to the next generation and expand the market for central server-based and downloadable games and centrally managed sports betting. The primary factors contributing to the Company paying a purchase price for this acquisition that resulted in the recognition of goodwill were the potential benefit expected to be gained by Company through commercialization of the acquired technology, and the expected synergies that would result from the exploitation of the acquired technology in conjunction with game content and other intellectual property owned by the Company. The following factors contributed to the Company paying a purchase price for VirtGame that resulted in the recognition of goodwill:

•	To significantly advance the Company’s strategic efforts to proliferate server-based gaming systems to casino operators worldwide.

Mr. John Cash

September 4, 2007

•

To provide the Company with a comprehensive sports betting system; including the operating system and an in-game betting system that can be delivered on multiple platforms (fixed terminal, wireless and mobile). The sports betting market is significantly expanding in Canada, Asia and other parts of Europe.

•	To provide the Company with an assembled workforce of people with specific technological skills and relationships with customers and vendors.

EndX was a global gaming management systems software company which had previously been a key strategic partner of the Company for over three years. EndX’s primary product was an internally-developed suite of integrated casino management software products, which had a proven track record in UK and European gaming markets. EndX’s casino management software suite was complementary to the Company’s CasinoLink software suite, and together, these products provided a complete solution to casino customers for management of all aspects of their gaming operations. The following factors contributed to the Company paying a purchase price for EndX that resulted in the recognition of goodwill:

•	combining the EndX software with the Company’s existing management system to create a complete solution for casinos;

•	expanding the Company’s presence in international markets and benefiting from EndX’s established customer relationships; and

•	acquiring an assembled workforce with significant technological skills and experience in the international gaming industry.

Upon completion of these acquisitions, the Company engaged a third-party valuation specialist to assist the Company in identifying and valuing the recognizable intangible assets acquired. This process resulted in the identification and recognition of two intangible assets acquired from each target company: developed/core technology and customer relationships. Aside from these identified intangible assets, the Company acquired only minimal amounts of fixed assets, cash, and other assets and liabilities. The amount of goodwill recognized in connection with each acquisition was calculated as the excess of the cost over the net amounts assigned to assets acquired and liabilities assumed, in accordance with paragraph 43 of SFAS 141, “Business Combinations”.

Note 7 – Goodwill and Intangible Assets, page 73

Comment 9. The amount you have disclosed on page 73 as accumulated amortization at December 31, 2006 does not agree with the amount representing the same item on page 74. Please supplementally tell us which of these amounts is correct and revise future filings as appropriate.

Comment 10. The amount you have disclosed on page 73 as perpetual license at December 31, 2006 does not agree the amount representing the same item on page 74 within the segment table. Please supplementally tell us which of these amounts is correct and revise future filings as appropriate.

Response 9 & 10. The Company’s response to comments 9 and 10 are related, therefore we are addressing both of these comments in the following response:

The total accumulated amortization of $22,539 shown on page 73 includes $4,486 of accumulated amortization related to the indefinite life intangible asset (perpetual license). The amount representing accumulated amortization in the definite life intangible assets table on page 74 does not include this amount, since it does not relate to a definite life intangible asset.

The accumulated amortization of $4,486 for the perpetual license represents the amount of amortization recognized in fiscal years prior to the adoption of SFAS 142, “Goodwill and Other Intangible Assets”.

Mr. John Cash

September 4, 2007

Please see the Company’s response to comment #12 below for additional information on the reclassification of this goodwill to perpetual license.

Comment 11. In future filings, please revise your disclosure to indicate the weighted-average amortization period, in total and by major intangible asset class as required by paragraph 44a(3) of SFAS 142, Goodwill and Intangible Assets.

Response 11. The Company will revise future filings as requested.

Comment 12. Please supplementally explain to us the facts and circumstances surrounding your reclassification of $12.4 million from perpetual license to goodwill during 2005.

Response 12. Following is a summary of the facts and circumstances surrounding the reclassification of $12.4 million from perpetual license to goodwill during 2005:

During 1998, the Company purchased Progressive Games, Inc. and PS Leasing LLC. The primary objective of these acquisitions was to purchase the rights and tangible assets associated with the Caribbean Stud® progressive table game, a popular game in casinos worldwide, for approximately $36 million not including an additional $2.9 million of consideration related to the resolution of certain acquisition related contingencies which occurred shortly after the purchase. The Company’s historical accounting for this purchase resulted in an allocation of the consideration to tangible assets ($2.9 million) and a perpetual license ($36 million). Additionally, in accordance with SFAS 109, “Accounting for Income Taxes”, the Company recorded a deferred tax liability of $18.6 million for the difference between the tax basis and book basis of the net assets acquired. The deferred tax adjustment was recorded as an increase to the carrying value of the perpetual license. The Company’s historical accounting was based on the premise that the acquisition related to a group of assets rather than the purchase of a business as defined in APB Opinion No. 16, “Business Combinations”.

In accordance with APB Opinion No. 17, “Intangible Assets”, the Company originally amortized the perpetual license over a life of 40 years. Upon adoption of SFAS 142 in January 2002, the Company reviewed the nature of the perpetual license and concluded that it should be accounted for as an indefinite life intangible asset, which should be reviewed periodically for impairment, and for which amortization expense should no longer be recognized. During 2002, the SEC issued a comment letter inquiring about the accounting for the perpetual license. As a result of the comment letter, the Company enhanced its disclosures regarding the acquisition and related accounting, but did not change the allocation of the purchase price or the life of the perpetual license.

During 2005, the PCAOB selected the audit of the Company’s 2004 financial statements as a part of its examination of the BDO Seidman, the Company’s independent registered public accounting firm. In connection with the PCAOB review, the Company and BDO Seidman reviewed the historical accounting for the transaction and concluded that the purchase should have been accounted for as an acquisition of a business since Company also acquired human capital and business processes. The Company determined that the deferred taxes recorded in connection with the original accounting should have been recorded as an increase to goodwill rather than the perpetual license consistent with the example in paragraph 260 of SFAS 109. As a result, the Company adjusted the carrying values of the perpetual license, goodwill and the deferred tax liability in the financial statements for the year ended December 31, 2005 as illustrated below. The Company did not restate any prior period financial statements since the balance sheet adjustment did not have a material impact on net income or retained earnings in these periods.

Description	As reported prior to the Adjustment	Adjustment	Adjusted
Perpetual license	50,532	(19,257)	31,275
Goodwill	—	12,367	12,367
Deferred tax liability	18,213	(6,890)	11,323

Mr. John Cash

September 4, 2007

Comment 13. In future filings, please disclose any changes in the carrying amount of goodwill during the period as required by paragraph 45c of SFAS 142.

Response 13. The Company will revise future filings as requested.

Comment 14. We note your reference to a third party who annually performs an independent valuation to determine whether any impairment has occurred to your indefinite-lived assets. Since your Form 10-K is incorporated by reference into your Form S-8 (File Nos. 33-73506, 333-07441, 333-30525, 333-30605 and 333-120327) and Form S-3 (File Nos. 333-69450 and 333-110623), you must either revise your Form 10-K to delete this reference to an expert or you must identify the firm and include their consent in your Form S-3 and Form S-8 in accordance with Section 436(b) of Regulation C.

Response 14. The Company acknowledges the staff’s comment, and will file an amended Form 10-K to delete this reference to an expert.

Note 13 – Commitments and Contingencies, page 77

Comment 15. With regard to your legal matters with Hasbro, Gregory F. Mullally, and DTK, LLC, please tell us the probability (remote, reasonably possible, probable) that a material loss related to each matter has been incurred as of the date of your response. Should there be at least a reasonable possibility that a loss has been incurred, please revise future filings to disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See SFAS 5, Accounting for Contingencies, for guidance.

Response 15. The Company has reviewed the status of these legal matters to assess the probability that a material loss related to each matter has been incurred as of the date of this response. For each of the cases referenced above, the Company does not believe that it is probable that a material loss has been incurred as of the date of our response. The Company will revise future filings as requested.

Note 20 – Segment Reporting, page 94

Comment 16. You disclose that you evaluate performance and allocate resources based upon profit and loss from operations before income taxes. However, in your note you show operating income (loss) as your measure of segment performance. In future filings, please revise your document to disclose income (loss) before taxes for each of your reportable segments as required by paragraph 27 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information.

Response 16. The Company will revise future filings as requested.

Comment 17. In future filings, please revise your disclosure to provide a reconciliation of your measure of segment profit or loss to consolidated income before income taxes as required by paragraph 32(b) of SFAS 131.

Response 17. The Company will revise future filings as requested.

Mr. John Cash

September 4, 2007

Item 9A – Controls and Procedures, page 98

Comment 18. We note that your disclosure controls and procedures are “effective.” However, your disclosure does not provide the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13s-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective. This comment also applies to Item 4 of your Form 10-Q for the fiscal quarter ended March 31, 2007.

Response 18. The Company will revise future filings as requested.

Acknowledgement

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to discuss further any of the responses noted in this letter.

Sincerely,

/s/ Heather A. Rollo

Heather A. Rollo

Executive Vice President, Chief Financial Officer,

and Treasurer

cc:	Steven M. Przesmicki, SEC Counsel, Cooley Godward Kronish LLP
Dale Welcome, SEC Division of Corporation Finance
Mark Kercher, Audit Engagement Partner, Ernst & Young LLP
Brad Schrupp, Audit Engagement Partner, BDO Seidman LLP